Date of Filing:  August 18, 2000                            File No.____________

                       Securities and Exchange Commission
                                Washington, D.C.

                                    FORM U5A

                          NOTIFICATION OF REGISTRATION
                         Filed under Section 5(a) of the
                   Public Utility Holding Company Act of 1935

                      -------------------------------------

         The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

         1.  Exact name of registrant:  Xcel Energy Inc.

         2. Address of principal executive offices: 414 Nicollet Mall, Minneapolis, MN 55401.

         3. Name and address of officer to whom notices and communications should be addressed: Gary R. Johnson, General Counsel, 414 Nicolett Mall, Minneapolis, Minnesota, 55401.

         4.  Required information regarding the registrant and each subsidiary
             company   thereof   (indented   to   reflect    parent-subsidiary
             relationships): to be submitted by amendment.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Minneapolis and State of Minnesota on the 18th day of August, 2000.

                                              Xcel Energy Inc.
                                              (Name of Registrant)

                                              By: /s/ Gary R. Johnson
                                                  General Counsel